Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber
Associate
215.963.5598

April 5, 2011

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Response letter to comments on PEA No. 50 to the SEI Institutional International Trust’s Registration Statement on Form N-1A (File Nos. 033-22821 and 811-05601)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on Post-Effective Amendment No. 50 to the SEI Institutional International Trust’s (the “Trust”) Registration Statement on Form N-1A filed under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on February 4, 2011 for the purpose of making material changes to the principal investment strategies and principal risks of the Trust’s International Equity Fund and Emerging Markets Debt Fund (together, the “Funds”).

Prospectus Comments

1.                                      Comment:  Because the International Equity Fund can invest in securities of all market capitalizations, please include risk disclosure regarding investments in small- and mid-cap companies in the Principal Risk section of the Prospectus.

Response:  We have made the requested change.

2.                                      Comment: The Funds’ 80% investment policies are based on the Funds’ “net assets”.  Please include a definition of the term “net assets”.  This definition may be included in the Funds’ Statement of Additional Information (SAI).

Response:  We have included a definition of the term “net assets” in the Funds’ SAI.  The Funds’ definition of “net assets” is the same as the definition of “net assets” found in Rule 35d-1 under the Investment Company Act of 1940, as amended.

3.                                      Comment: Please delete the last sentence in the Funds’ Principal Risks sections stating “For additional information, please see the ‘More Information About Principal Risks’ section on page

XX of this prospectus,” which cross-references information outside of the summary section of the Prospectus.

Response:  We have made the requested change.

4.                                      Comment:  With respect to the Emerging Markets Debt Fund, please confirm that acquired fund fees and expenses are included in the “Other Expenses” row of the Fund’s fee table.

Response:  The Emerging Markets Debt Fund did not incur acquired fund fees and expenses during the last fiscal year.

5.                                      Comment:  Per Item 9(a) of Form N-1A, state whether the Funds’ investment objectives may be changed without shareholder approval.

Response:  Item 9(a) of Form N-1A requires a fund to state its investment objectives and, “if applicable, state that those objectives may be changed without shareholder approval.”  Because each Fund’s investment objective may not be changed without shareholder approval, we have not made the requested change.

6.                                      Comment:  In the “Information About Fee Waivers” section, state in a footnote to the table that the voluntary fee waivers may be changed at any time.

Response:  The following sentence is included in the text above the table in the “Information About Fee Waivers” section:

The Funds’ adviser, the Funds’ administrator and/or the Funds’ distributor may discontinue all or part of these waivers at any time.

We believe the inclusion of the sentence above in the text above the table adequately discloses this information to shareholders.  Accordingly, we have not made the requested change.

7.                                      Comment:  In the “How to Sell Your Fund Shares” section of the Prospectus, please revise the redemption fee disclosure to be clearer as to whether the redemption fee applies to the entire redemption amount or only the amount over the dollar threshold.

Response:  The redemption fee applies to the entire amount of a redemption if the amount of the redemption exceeds the specified dollar threshold for a Fund.  We have added language to the redemption fee disclose section of the Prospectus clarifying this fact in response to your request.

SAI Comments

1.                                     Comment:  On pg. S-2 of the SAI, add “junk bond” after the reference to “securities rated below investment grade” in the fourth paragraph of the description of the International Equity Fund’s investment strategy.

Response:  We have made the requested change.

2.                                      Comment:  Please confirm that the Funds are in compliance with the iShares exemptive order referred to in the “Investment Objectives and Policies” section of the SAI.

Response:  As of the date of this correspondence, neither of the Funds is relying on the iShares exemptive order with respect to its investments in other investment companies.  Notwithstanding the foregoing, the Funds have adopted policies and procedures reasonably designed to ensure that any Fund investments in other investment companies made in reliance on the iShares exemptive order are made in compliance with the iShares exemptive order.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber